EXHIBIT 99.1

News for Immediate Release

Electrovaya and Innovative Rail Technologies Enter into Strategic Supply Agreement for the Supply of Battery Systems for Electric Rail Applications

Electrovaya to supply battery systems for IRT’s full electric locomotives serving a variety of rail applications including industrial operations, ports, short line railroads, defense, and commuter rail

Toronto, Ontario – September  30, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced the establishment of a Strategic Supply Agreement with Innovative Rail Technologies, LLC (IRT). The Agreement will initially cover the supply of Electrovaya’s Infinity battery systems for IRT’s electric locomotive systems. IRT is focused on the electrification of locomotives to battery electric through its proprietary advanced technology lithium-ion adaptive system, a turnkey, scalable propulsion and control package customized to the unique needs of customer operations. IRT has a strong pipeline of orders targeting applications in industrial operations, short line railroads, ports, defense and commuter rail.

“IRT is extremely excited to be working with Electrovaya. Their (Infinity) Lithium-Ion HV-Battery system is capable of providing our customers with very unique and industry-leading benefits including safety and long cycle-life while advancing our Buy America compliance efforts. We are committed and ready to work closely with the Electrovaya team for our future growth,” said Mike Nicoletti, Partner of IRT.

“We are very pleased with the growing relationship with Innovative Rail Technologies and are excited about the opportunities that we are jointly working towards,” said Dr. Raj DasGupta, CEO of Electrovaya. “We believe that our competitive advantages with respect to safety and cycle life continue to provide a key benefit for heavy duty electrified applications, which in this case represent some of the largest electric vehicles in the world. IRT is well connected to major locomotive/rail customers and we believe the relationship greatly enhances the Company’s sales reach and ability to serve these large and growing market opportunities.”

For more information, please contact:

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

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News for Immediate Release

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York State for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Innovative Rail Technologies

Innovative Rail Technologies (“IRT”), is an American company that manufactures application-specific, lithium-ion battery-electric propulsion systems for locomotives. These zero-emission solutions balance horsepower, onboard energy and charging to match specific customer needs. Industry-leading performance features include automated 1-hour charging capability, complete integration design with ballasting for tractive effort enhancement, remote diagnostics, 65%+ less energy, 40%+ less maintenance, up to 5,000 hp, regenerative braking, consistent performance in any climate, and range of approximately 150 miles. IRT was established in 2019 and has a rapidly expanding list of customers including Fortune 500 companies, Ports, Industrial Operations, and Short Line Railroads. IRT works with its growing North American network of locomotive remanufacturers and is also capable of providing kits directly to customers for in-house remanufacture. More information about the company can be found at: https://innovativerailtech.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, uncommitted accordions and revenue growth forecasts for the fiscal year ending September 30, 2024 . Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” , “opportunities” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. This includes statements with respect to the Company’s intention to supply battery products to construction equipment customers and develop new OEM opportunities in the Asia Pacific Region. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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